May 1, 2012

VIA EDGAR AND ELECTRONIC MAIL

Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Re:	Wells Fargo & Company

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 28, 2012

Form 8-K Filed April 13, 2012

File No. 001-02979

Dear Ms. Ciboroski:

In response to the comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff’s letter dated April 17, 2012, to Wells Fargo & Company (“Wells Fargo,” “Company,” “we,” or “our”), we submit the following information. The Staff’s comments, indicated in bold, are followed by Wells Fargo’s responses, with underlined text and strikethrough denoting proposed changes to our current disclosures.

Form 10-K for Fiscal Year Ended December 31, 2011

Exhibit 13 – 2011 Annual Report to Stockholders

Noninterest Income, page 37

1.	Please describe the changes that you expect may, over time, mitigate at least half of the earnings reduction resulting from the Durbin Amendment.

Wells Fargo response:

We currently expect future volume, product or account changes may mitigate over time at least half of the earnings reduction resulting from the Durbin Amendment. We expect additional volume from increased customer adoption of overdraft services, debit card transaction and volume growth, and overall account growth. Product or account changes may include changes to service charges and fewer fee waivers.

Stephanie J. Ciboroski

May 1, 2012

Table 15: Contractual Obligations, page 45

2.	We note that your table of contractual obligations appears to exclude the related interest expense on your long-term debt obligations and interest-bearing deposits, which appears to be quite significant based on your disclosure on page 31 of interest expense on your long-term debt and interest-bearing deposits and based on your disclosure of cash paid during the year for interest on your consolidated statements of cash flows. Please revise this table in future filings to include estimated interest payments on your long-term debt and interest-bearing deposits and disclose any assumptions you made to derive these amounts. Please ensure that your estimated interest payments consider any fixed interest rate payments on your interest rate swaps or similar derivatives you use to manage interest rate risk on your long-term debt.

Wells Fargo response:

In future filings, we will revise the contractual obligations table to include future contractual interest payments on deposits and long-term debt, including assumptions made to derive these amounts. We will also ensure that estimated interest payments consider any fixed rate interest payments on the derivatives used to manage interest rate risk on our long-term debt.

Risk Management, page 46

Foreign Loans and European Exposure, page 52

3.	We note your disclosure that you conduct periodic stress tests of your significant country risk exposures, analyzing the potential direct and indirect impacts of various macroeconomic and capital market scenarios. Please expand this disclosure to discuss examples of indirect risk exposures identified and describe how management monitors and/or mitigates the effects of indirect exposure to risk.

Wells Fargo response:

We will expand our disclosure as follows:

We conduct periodic stress tests of our significant country risk exposures, analyzing the ~~potential~~ direct and indirect impacts ~~of various~~ on the risk of borrower default from various macroeconomic and capital markets scenarios. We do not have significant direct or indirect exposure to our foreign country risks because our foreign portfolio is relatively small. However, we have identified exposure to increased U.S. borrower default risk associated with the indirect impact of a European downturn – i.e., the “contagion effect”. We mitigate these contagion effect risks through our normal risk management processes which include active monitoring and, if necessary, the application of aggressive loss mitigation strategies.

Stephanie J. Ciboroski

May 1, 2012

Table 22: European Exposure, page 53

4.	We note footnote four to Table 22 that states the gross notional amount of your CDS sold on reference assets domiciled in Europe was substantially offset by the notional of CDS purchased from investment-grade counterparties. Please revise future filings to disclose the gross notional amount of CDS sold and purchased on reference assets domiciled in Europe. Additionally, your disclosure indicates that you did not have any “net exposure” on sovereign CDS associated with European countries. Please revise future filings to disclose the gross notional amount of CDS sold and purchased on sovereign CDS associated with European countries and indicate the countries that are covered by these sovereign CDS contracts.

Wells Fargo response:

We will revise our future filings to disclose the gross notional amounts of CDS sold and purchased on reference assets domiciled in Europe. Additionally, to the extent applicable, we will disclose the gross notional amounts of European sovereign CDS sold and purchased, and indicate which countries are covered by such contracts.

We will include the following quantitative disclosure in footnote 4 to the European Exposure table in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (“First Quarter 2012 Form 10-Q”):

At March 31, 2012, the gross notional amount of CDS sold that reference assets domiciled in Europe was $8.7 billion, which was offset by the gross notional amount of CDS purchased of $8.8 billion. We did not have any CDS purchased or sold where the reference asset was solely the sovereign debt of a European country. Certain CDS purchased or sold reference pools of assets that contain sovereign debt, however, the amount of referenced sovereign European debt was insignificant at March 31, 2012.

Stephanie J. Ciboroski

May 1, 2012

Table 32: Troubled Debt Restructurings (TDRs), page 63

5.	We note your troubled debt restructurings (TDRs) tabular disclosure here and that it is presented for the last four quarters. Please revise future filings to disclose similar information for TDRs for the last five years as required by Industry Guide III Item III.C.1.

Wells Fargo response:

We will revise our future filings to present prior year data.

Table 33: Analysis of Changes in TDRs, page 64

6.	We note your net change in trial modifications line item and footnote two to the table. Please confirm that you ‘add back’ the outflows of trial modifications due to successful performance and permanent modification in the ‘Inflows’ line item. In addition, please clarify the statement that trial modifications that do not perform are charged-off or moved to foreclosure. In your response address where in Table 32 the portion of the loan that did not successfully complete the trial period that was not charged-off and is in the foreclosure process is located. Finally, please tell us why there was a significant decline in trial modifications during the third quarter.

Wells Fargo response:

For Table 33, we confirm that loans to borrowers who successfully complete a trial period are reflected as negative amounts or outflows in the “net change in trial modifications” line, with corresponding positive amounts in the “inflows” line presented separately in this table. Modifications which do not require a trial payment period are also in the “inflows” line. Loans to borrowers who do not successfully complete the trial period remain in the “trial modifications” line on Table 32 (page 63) until foreclosure or otherwise resolved, at which time they are reflected as negative amounts or outflows in the “net change in trial modifications” line on Table 33 at the resolution date. Charge-offs related to loans in trial modifications are also included as negative amounts or outflows in the “net change in trial modifications” line. During the third quarter, we experienced a significant decline in trial modifications because our population of customers meeting eligibility requirements for then-existing programs had significantly declined as a result of the volume of modifications completed in prior periods.

In our First Quarter 2012 Form 10-Q, we will clarify footnote 2 to the “Analysis of Changes in TDRs” table as follows:

Net change in trial modifications includes: ~~is made up of~~ inflows of new TDRs entering the trial payment period, net of ~~and~~ outflows ~~of~~ for modifications that either (i) successfully perform and enter into a permanent modification or (ii) do not successfully perform according to the terms of the trial period plan~~, and as a result are~~ and are subsequently charged-off, foreclosed upon or otherwise resolved. Our recent experience is that most of the mortgages that enter a trial payment period program are successful in completing the program requirements.

Stephanie J. Ciboroski

May 1, 2012

Liability for Mortgage Loan Repurchase, page 70

7.	We note your disclosure on page 72 that in October 2011 the Arizona Department of Insurance announced that PMI Mortgage Insurance Co. (PMI) will pay 50 percent of claim amounts in cash, with the rest deferred. You also disclose that in November 2011 PMI’s parent company filed for Chapter 11 bankruptcy. Your disclosure further states that you previously utilized PMI to provide mortgage insurance on certain loans originated and held in your portfolio. Given the potential credit exposure in this area, please quantify the amount and/or percentage of your loans in your portfolio covered by mortgage insurance provided by PMI. Please also tell us whether you have any other loans covered by mortgage insurers that are deferring claim payments or that you have assessed as being non-investment grade.

Wells Fargo response:

As of March 31, 2012, we have coverage provided by PMI of approximately $762 million on $5.9 billion of unpaid principal balance of loans in our portfolio. Of this portfolio, we have coverage of approximately $182 million on $1.4 billion of unpaid principal balance that is 30+ days past due. If all of these loans that are 30+ days past due roll to loss, the maximum exposure for the 50 percent reduced claim is approximately $91 million. In April 2012, we terminated approximately 85% of the insurance coverage with PMI due to the lack of economic benefit. The incremental loss exposure from the termination of the PMI insurance was included in our first quarter estimate for our allowance for loan losses.

In addition to PMI, we have two other mortgage insurers for collateral in our portfolio that are deferring claim payments. These insurers are currently paying 50 - 60% on filed claims. As of March 31, 2012, we have coverage provided by these two insurers of approximately $127 million on $598 million of unpaid principal balance of loans in our portfolio. Of this portfolio, we have coverage of approximately $17 million on $88 million of unpaid principal balance that is 30+ days past due. If all of these loans that are 30+ days past due roll to loss, the maximum exposure for the reduced claim is approximately $9 million. Impacts from reduced claim benefits are consistently incorporated in our allowance for loan loss estimates.

Foreclosure and Securitization Matters, page 73

8.

We note your disclosure here and on page 77 regarding your use of Mortgage Electronic Registration Systems, Inc. (MERS) and the claims brought by attorneys general of most states on the use of MERS and how it clouds the ownership of the loan. We also note your disclosure on page 73 that it is a common industry practice to record mortgages in the name of MERS to facilitate securitizations and your disclosure on page 74 that your practice is to obtain assignments of mortgages from MERS prior to commencing foreclosures. Please clarify whether you continue to record mortgages in the name of MERS for all your new securitizations in light of

Stephanie J. Ciboroski

May 1, 2012

the increased focus on the use of this system. Additionally, please tell us whether you have performed any assignments of mortgages from MERS outside of probable foreclosures.

Wells Fargo response:

We acquire mortgage loans, which we may sell into securitizations, that are registered with MERS through our approved correspondent lenders in order to provide consistency and controls around the mortgage loan transfer process with our correspondent lenders. Otherwise, Wells Fargo, in its regular course of business, does not register loans it originates or acquires outside of its approved correspondent lenders with MERS.

We generally do not de-register or assign a MERS registered mortgage loan out of the name of MERS unless the mortgage loan is in the foreclosure process, in which case Wells Fargo policy is to assign the mortgage loan out of the name of MERS and into the name of the appropriate foreclosing entity. There may be unusual circumstances on an individual loan-level basis that may require de-registration or assignment of a MERS mortgage loan outside of the foreclosure process such as loans to borrowers that file bankruptcy but remain current on their mortgage.

We continue to believe that the operative legal principle is that the ownership of a mortgage follows the ownership of the mortgage note, and that a securitization trust should have good title to a mortgage loan if the note is endorsed and delivered to it, regardless of whether MERS is the mortgagee of record or whether an assignment of a mortgage is recorded to the trust.

Consolidated Statement of Cash Flows, page 120

9.	We note your presentation of originations of loans held for sale (LHFS), purchases of LHFS, and proceeds from sales of and principal collected on LHFS for each of the three years ended December 31, 2011. Please tell us why the proceeds from sale of and principal collected on LHFS exceed the originations and purchases of LHFS for all years presented, including by $5.8 billion in 2010. To the extent this is principally due to the gain on sale of the loans, please clarify which line item the gain is reflected in on the consolidated statements of income. Additionally, please clarify how the purchases of the LHFS interact with the disclosure on purchases and sales of LHFS presented on page 142.

Wells Fargo response:

Proceeds from sale of and principal collected on LHFS exceeded originations and purchases of LHFS for 2009 through 2011, primarily due to the difference in timing of the originations and subsequent sales of government guaranteed student LHFS originated pursuant to the U.S. government’s Ensuring Continuous Access to Student Loans Act (ECASLA) program, which began in 2008. Because this program ended in mid 2010, originations that year were much less than in previous years, but sales in 2010 included all originations that year plus those LHFS that were unsold from 2009. Sales of LHFS originated pursuant to the ECASLA program included LHFS acquired on December 31, 2008, as part of the Wachovia acquisition, which did not appear on the cash flow statement as originations or purchases of LHFS, but instead were included in the “Net cash acquired from acquisitions” line in 2008. All such loans originated or acquired under the ECASLA program were sold to the U.S. government at par.

Stephanie J. Ciboroski

May 1, 2012

The purchases presented in the table on page 142 are for loans (held for investment) and, in accordance with the guidance in ASC 310-10-50-11A and 11B, do not include purchases of LHFS, which are separately presented on the cash flow statement in operating activities. As such, there is no relationship between the table and the cash flow statement for LHFS.

Note 6: Loans and Allowance for Credit Losses, page 141

10.	We note footnote one to your table for purchases and sales of loans and transfers from (to) mortgages/loans held for sale at lower of cost or market on page 142. Please explain why government insured/guaranteed loans are excluded from this table if these loans were on your books during the year and were sold or transferred to mortgages/loans held for sale.

Wells Fargo response:

As stated in footnote 1 to our table on page 142, we exclude the activity in government insured/guaranteed loans where Wells Fargo acts as servicer. As servicer, we are able to buy delinquent insured/guaranteed loans out of the GNMA pools. These loans have different risk characteristics from the rest of our consumer portfolio, whereby this activity does not impact the allowance for loan losses in the same manner because the loans are insured by the Federal Housing Administration or are guaranteed by the U.S. Department of Veterans Affairs. Additionally, footnote 1 to this table provides quantitative information on the volume of this activity in 2011 and 2010.

We will include the following disclosure in footnote 1 to our significant loan activity table in our First Quarter 2012 Form 10-Q:

The “Purchases” and “Transfers ~~(from)/~~to MHFS/LHFS” categories exclude activity in government insured/guaranteed loans. As servicer, we are able to buy delinquent insured/guaranteed loans out of the GNMA pools. These loans have different risk characteristics from the rest of our consumer portfolio, whereby this activity does not impact the allowance for loan losses in the same manner because the loans are insured by the FHA or are guaranteed by the VA. On a net basis, this activity was $3.5 billion and $2.2 billion for the quarter ended March 31, 2012 and 2011, respectively.

Consumer Credit Quality Indicators, page 146

11.	We note your consumer credit quality indicator tables beginning on page 147 and that you exclude government insured/guaranteed loans from these disclosures. We also note that 43 percent of this portfolio is over 90 days past due, but still accruing. Given the high level of delinquencies in this portfolio and the requirements for loan servicing of government insured/guaranteed loans please revise future filings to include your government insured/guaranteed loans in your credit quality indicator disclosures or at least provide a footnote providing quantitative information about the delinquency status of these loans.

Stephanie J. Ciboroski

May 1, 2012

Wells Fargo response:

We will revise our future filings to modify the footnote related to the government insured/guaranteed loans line in our consumer loan delinquency status table to disclose the amounts of such loans that are 90 days or more past due for each period presented, as follows:

Represents loans whose repayments are insured by the FHA or guaranteed by the VA and student loans whose repayments are predominantly guaranteed by agencies on behalf of the U.S. Department of Education under the Federal Family Education Loan Program (FFELP). Loans insured/guaranteed by the FHA/VA that were 90+ DPD totaled $xx.x billion at [March 31, 2012], compared with $xx.x billion at [December 31, 2011]. Student loans 90+ DPD totaled $xx.x billion at [March 31, 2012], compared with $xx.x billion at [December 31, 2011].

Note 8: Securitizations and Variable Interest Entities, page 160

12.	We note your tabular disclosure on page 167 for residential and commercial mortgage servicing rights (MSRs) and the sensitivity of the current fair value to immediate adverse changes in key assumptions. We also note the disclosure on page 171 that presents the actual changes in fair value of MSRs due to changes in valuation model inputs or assumptions. In an effort to provide greater understanding between the sensitivity of the MSRs valuation to key economic assumptions and the actual fluctuation in the valuation during the year, please revise future filings to provide separate sensitivity disclosures for your commercial and residential MSRs. In addition, in your MSR rollforward disaggregate the “changes in fair value due to changes in valuation model inputs or assumptions” line item either by the key assumptions from your sensitivity disclosures or those inputs discussed in footnote two of the rollforward, like interest rates and costs to service, that had a significant impact on the valuation, consistent with the information provided in response to comment 20 included in your letter to the staff dated May 25, 2011.

Wells Fargo response:

We will revise future filings to provide separate sensitivity disclosures for our commercial and residential MSRs. In addition, we will revise future filings to disaggregate, consistent with the key assumptions in our sensitivity disclosures, the “changes in fair value due to changes in valuation model inputs or assumptions” line item in our rollforward of MSRs measured at fair value.

Stephanie J. Ciboroski

May 1, 2012

Definitive Proxy Statement on Schedule 14A filed March 15, 2012

Related Person Transactions, page 46

13.	We note that you granted restricted share rights to Messrs. Quigley and Fuerhoff during 2011. Please tell us the grant date fair value of the RSRs and revise your disclosure in future filings accordingly, as appropriate. Refer to Regulation S-K Item 404(a)(3)-(4).

Wells Fargo response:

The grant date fair value of the restricted share rights (“RSRs”) granted to Messrs. Quigley and Fuerhoff in 2011 was approximately $150,000 and $60,000, respectively, based on the NYSE closing price per share of our common stock on the grant date of $31.38. The following is a draft of additional disclosure relating to the grant date fair value of RSRs, substantially as it would appear in our future filings, to the extent applicable:

On February xx, 201x, we granted [recipient] [xx] RSRs, which will convert to shares of our common stock upon vesting and which had a grant date fair value of $xx (based on the NYSE closing price per share of our common stock on the grant date of $xx).

2011 Annual Incentive Compensation, page 62

14.	We refer to your disclosure on pages 63 and 64 regarding the HRC’s consideration of executive officer compensation in the Labor Market Peer Group in determining 2011 annual incentive compensation awards. Please revise your disclosure in future filings to clarify whether the HRC made any adjustments to annual incentive awards based upon its evaluation of the Labor Market Peer Group data, or to otherwise clarify how the HRC considers this information as part of determining these award amounts. If the HRC simply compares the compensation information and does not make any adjustments, please revise your disclosure to so state.

Wells Fargo response:

The HRC does not make a separate preliminary determination of an annual incentive award amount and then adjust it to reflect the evaluation of the Labor Market Peer Group data. As disclosed in the 2012 proxy statement (pages 63-64), consistent with the HRC’s Compensation Principle of attracting and retaining highly qualified executives with competitive pay, Labor Market Peer Group data is one of several factors in the total mix of information the HRC considers in determining annual incentive compensation awards. However, “no one particular factor was considered to be more important than others in the HRC’s decision-making process” (page 62). If in the future the HRC considers Labor Market Peer Group data separately from the other factors in a manner where it makes adjustments to annual incentive awards based upon evaluation of that data, the Company will revise future filings accordingly. The Company will also revise its disclosure in future filings to clarify how the HRC considers this information as part of determining annual incentive awards, as requested by the Staff.

Stephanie J. Ciboroski

May 1, 2012

Set forth below is disclosure from the 2012 definitive proxy statement as would have been revised to reflect the Staff’s comment:

2011 Annual Incentive Compensation; Stumpf, p. 63:

•	compensation of chief executive officers in the Labor Market Peer Group to assess the competitiveness of the Company’s overall pay and compensation mix; and

2011 Annual Incentive Compensation; Sloan, p. 64:

•	compensation of chief financial officers in the Labor Market Peer Group to assess the competitiveness of the Company’s overall pay and compensation mix; and

2011 Annual Incentive Compensation; Carroll, Hoyt and Tolstedt, p. 64:

•	compensation of similarly situated executives in the Labor Market Peer Group, where such information was available, to assess the competitiveness of the Company’s overall pay and compensation mix;

15.	We note your disclosure on page 64 that the HRC does not evaluate the achievement of “specific business line numerical targets” for Messrs. Carroll and Hoyt and for Ms. Tolstedt and that the HRC evaluates financial performance “holistically and on a discretionary basis.” Please revise your disclosure in future filings to clarify this process, including how the HRC utilizes its discretion in granting annual incentive compensation awards to Messrs. Carroll and Hoyt and Ms. Tolstedt. For example, does the HRC consider whether financial performance targets were met overall and then adjust the award up or down based on its subjective evaluation? Please advise.

Wells Fargo response:

In “Compensation Program Governance; Business Line Performance” on page 59 of the Company’s 2012 proxy statement, the Company provides information about the HRC’s process in evaluating business line financial results for the named executives having business line responsibility. For example, the Company notes the following disclosure about the HRC’s process:

Each of Messrs. Carroll and Hoyt … and Ms. Tolstedt has business line performance goals for the businesses they manage. These goals reflect: the projected contribution of their business lines to the Company’s internally derived profit plan that management prepares and reviews annually with the Board; the difficulty of achieving the performance goals in the applicable economic, regulatory or strategic environment; and the quality of the business line results from a risk management perspective …. In considering annual incentive awards for executive officers with business line responsibilities, the HRC evaluates business line financial results for the applicable

Stephanie J. Ciboroski

May 1, 2012

business line leader. Success or failure at achieving strategic business line objectives, including business line financial results, is factored into the HRC’s executive compensation decisions for these business line leaders. However, the HRC does not base incentive compensation decisions for these executive officers solely on business line performance; the HRC believes executive officers must have a significant stake in the Company’s overall performance as a check against unnecessary or excessive risk-taking at individual business lines and to encourage collaboration among business lines.

The Company will revise future filings to clarify that the decisions discussed in “[Year] Annual Incentive Compensation” for named executives having business line responsibility reflect the process discussed in “Compensation Program Governance; Business Line Performance”, as requested by the Staff.

Set forth below is disclosure from the 2012 definitive proxy statement as would have been revised to reflect the Staff’s comment:

2011 Annual Incentive Compensation; Carroll, Hoyt and Tolstedt, pp. 64-65:

In determining the annual incentive awards for 2011, the HRC considered each named executive’s success against his or her objectives for 2011, one of which was the financial performance of his or her respective business line. Financial performance was not evaluated on whether specific business line numerical financial targets were achieved – and therefore specific business line numerical financial targets were not material in the context of 2011 annual incentive award decisions for these named executives. Rather, consistent with the process described above in “—Compensation Program Governance; Business Line Performance”, financial performance was evaluated holistically, and on a discretionary basis by the HRC, after also considering the market environment and appropriate risk management. Additionally, the HRC has structured a majority of the total pay for these named executives to be provided in Performance Shares rather than annual incentive compensation. The HRC believes this compensation design is appropriate given the Company’s diversified business model, and a desired focus on teamwork and the long-term performance of the Company as a whole, as opposed to short-term financial results from annual individual business line performance.

Form 8-K Filed on April 13, 2012

Exhibit 99.1 – The Press Release, deemed “filed” under Securities Exchange Act of 1934

Nonperforming Assets, page six

16.

We note your disclosure that you reclassified to nonaccrual status $1.7 billion of performing junior liens with associated delinquent first liens in accordance with industry guidance during the first quarter. You also state that your loan loss allowance already considered the expected loss content of these loans so the financial impact was minimal. Please explain how the “Interagency Supervisory Guidance on

Stephanie J. Ciboroski

May 1, 2012

Allowance for Loan and Lease Losses Estimation Practices for Loans and Lines of Credit Secured by Junior Liens on 1-4 Family Residential Properties” represents a change in industry guidance for income recognition and accrual policy for junior liens. In addition, compare and contrast your nonaccrual policy as disclosed on page 125 of your Annual Report with your nonaccrual policy as of March 31, 2012.

Wells Fargo response:

Historically, the industry, including Wells Fargo, has evaluated nonaccrual status for junior liens based on junior lien delinquency or notice of the related foreclosure on the senior lien. In first quarter 2012, we implemented the Interagency guidance, issued on January 31, 2012, which clarified that “an institution’s income recognition policy should incorporate management’s consideration of all reasonably available information including, for junior liens, the performance of the associated senior liens…” and “Placing a junior lien on nonaccrual, including a current junior lien, when payment of principal or interest in full is not expected is one appropriate method to ensure income is not overstated.” We have therefore aligned our nonaccrual reporting so that the junior lien is reported as a nonaccrual loan if the related senior lien is 120 days or more past due or in the process of foreclosure. Only 12% of these reclassified junior liens were 30 days or more past due on their mortgage payments at March 31, 2012. This reclassification had an immaterial impact to our interest income for the quarter and no impact to our allowance for loan losses since this expected loss content had already been considered.

In our First Quarter 2012 Form 10-Q, we will clarify our disclosures in Management’s Discussion and Analysis (Nonperforming Assets) and Note 1 (Summary of Significant Accounting Policies) as follows:

We generally place loans on nonaccrual status when:

•	the full and timely collection of interest or principal becomes uncertain (generally based on an assessment of the borrower’s financial condition and the adequacy of collateral, if any);

•	they are 90 days (120 days with respect to real estate 1-4 family first and junior lien mortgages) past due for interest or principal, unless both well-secured and in the process of collection;

•	part of the principal balance has been charged off and no restructuring has occurred; or

•

effective first quarter 2012, for junior lien mortgages, we have evidence that the related senior lien may be 120 days past due or in the process of foreclosure regardless of the junior lien delinquency status.

Changes in Liability for Mortgage Loan Repurchase Losses, page 43

17.

We note your presentation of the rollforward of the liability for mortgage loan repurchase losses for the past five quarters. We also note that you have consistently reported a provision due to the change in estimate for this liability ranging from a low of $214 million during the quarter ended March 31, 2011 to a

Stephanie J. Ciboroski

May 1, 2012

high of $429 million during the quarter ended December 31, 2010, and on average recorded a quarterly increase due to a change in estimate in the amount of $336 million during the past nine quarters. Based on your disclosures included here, and in your 2011 Form 10-K, it appears these repurchase demands primarily relate to 2006 to 2008 vintages and to GSE-guaranteed MBS. We note your disclosure that the change in estimate results from such factors as credit deterioration, changes in investor demand and mortgage insurer practices, and changes in the financial stability of correspondent lenders. In light of the relatively consistent level of changes in estimate during the past nine quarters, please provide more specific discussion and quantification of the factors driving the change in estimate. In this regard, we note that total demands outstanding have decreased, as well as the fact that your model factors in expected repurchase demands and so it is unclear what specifically drove the change in estimate during the first quarter of 2012. We also note that per your sensitivity analysis provided on page 72 of your 2011 Form 10-K that it would take greater than a 25 percent change in your loss assumption, or greater than a 25 percent change in your repurchase assumption to drive a $368 million change in estimate. To the extent that a 25 percent change in assumption is not realistic, please provide additional sensitivities/assumptions for your mortgage repurchase liability.

Wells Fargo response:

The repurchase liability estimation process requires management to make difficult, subjective and complex judgments about matters that are inherently uncertain. At each period end, management estimates this liability based on information available at that time. Management’s estimate is based on demand expectations (including recent and historical demand experience and discussions with investors and mortgage insurance (MI) providers), economic factors (including home price factors, employment considerations, and economic activity) and specific characteristics of the loans subject to repurchase. In each of the last nine quarters, the changes in our estimate have been driven by significant continuing changes in investor demand behavior and continued deterioration in the economic environment, including house price deterioration and foreclosure time lines. During this period, our evaluation of new information including the collective actions of GSEs, mortgage insurers, the Federal Housing Finance Agency (FHFA), and correspondent lenders, has caused us to update our repurchase liability estimate.

GSE behavior has continued to evolve over this period, becoming more aggressive in the level of repurchases demanded, especially for the higher risk 2006 through 2008 vintages. The two GSEs, FNMA and FHLMC, operate different processes for determining repurchase demands and their process inconsistency has added to the complexity and timing of changes to our repurchase liability estimates. Not all aspects of their processes or the related guidance provided to the GSEs from the FHFA are transparent, nor are the GSEs always proactive in communicating changes in their processes. As behavioral changes are identified and indicate a change in probable losses, we re-forecast our expected repurchase liability. Changes to the anticipated GSE repurchase demand forecasts in 2010 and 2011 accounted for approximately $1.2 billion (43%) of the total additions to the repurchase liability of $2.7 billion over these two years.

Stephanie J. Ciboroski

May 1, 2012

Specific changes in GSE behavior in 2010 and 2011 that impact the forecasted level of repurchase rate included:

•

Increased levels of file request, a key leading indicator of future demand activity, as the GSEs have continually modified their sampling methodologies to capture a larger percentage of defaulted loans.

•

Increased levels of actual repurchase demands including where the link between a defect in the underwriting and the loan default is less apparent. For example, we saw an increase in the number of repurchase claims on defaulted loans where the borrower had made payments for three plus years prior to default.

•

Expansion of the definition of what constitutes a “breach of warranty”. For example, the GSEs began to claim a “borrower misrepresentation of income” on Stated Income/Stated Asset loans was a breach of our representations.

•	Evolving appeals success rates, reflecting the ongoing negotiations with the GSEs concerning the definition of what constitutes a breach of warranty or representation.

In addition to the increased levels of demands, during 2010 and 2011 we also observed the following factors which impacted the mortgage repurchase liability estimate:

•

Increased loss severity as the housing market deteriorated significantly and the mix of loan demands had a higher than anticipated proportion of foreclosed, liquidated or distressed properties, resulting in additions to the liability of approximately $0.9 billion (35% of additions).

•

A change in the behavior of MI companies that became increasingly more aggressive in rescinding mortgage insurance coverage, resulting in additions to the liability of approximately $0.5 billion (19% of additions).

•

A higher number of our correspondent counterparties went out of business and/or negotiated settlements on their repurchase obligations to us resulting in a corresponding increase in the estimated severity of loss of approximately $0.1 billion (2% of additions).

During first quarter 2012 and at March 31, 2012, the majority of our repurchase risk continued to be associated with loans originated in 2006 through 2008, with 81% of our outstanding demands related to those vintages. While our total outstanding demands have declined due to improvements in our operational capacity to resolve demands on a timely basis with the GSEs, we continued to receive higher than anticipated levels of file requests and repurchase demands in first quarter 2012, as investors and MI providers continue to change their behavior. Accordingly, in the first quarter, we updated our estimated repurchase liability and recorded a provision of $368 million. Our updated estimates included increasing our projections for future repurchase demands, net of appeals, resulting in an increase in the liability of $183 million (50% of the first quarter provision). Additionally, the rate of MI rescissions and loss severities continued to trend higher in the first quarter resulting in additions to the liability of $131 million (36% of the first quarter provision) and $54 million (14% the first quarter provision), respectively.

Stephanie J. Ciboroski

May 1, 2012

The Mortgage Repurchase Liability – Sensitivity/Assumptions table on page 72 of our 2011 Form 10-K provides an analysis of the sensitivity of our repurchase liability to a 10% to 25% change in both the repurchase rate applied to the entire at risk portfolio of loans with representations and warranties and total estimated losses on repurchase. These factors are mutually exclusive, and on a combined basis, reflect a $637 million sensitivity, which is approximately 48% of our repurchase liability balance at December 31, 2011. The repurchase rate and estimated loss on repurchase sensitivities capture the entire risk and extent of the quarterly change to our repurchase liability over the past two years, and support our decision to include the 10% to 25% sensitivity disclosure.

In our First Quarter 2012 Form 10-Q, we will expand our discussion of the factors driving the additions to the liability as follows:

The mortgage repurchase liability represents our best estimate of the probable loss that we may incur for various representations and warranties in the contractual provisions of our sales of mortgage loans. Because the level of mortgage loan repurchase losses depends upon economic factors, investor demand strategies and other external conditions that may change over the life of the underlying loans, the level of the liability for mortgage loan repurchase losses is difficult to estimate and requires considerable management judgment. We maintain regular contact with the GSEs and other significant investors to monitor and address their repurchase demand practices and concerns. Our liability for repurchases, included in “Accrued expenses and other liabilities” in our consolidated financial statements, was $1.4 billion at March 31, 2012, and $1.3 billion at December 31, 2011. In the quarter ended March 31, 2012, we recorded an additional $430 million to the liability, which reduced net gains on mortgage loan origination/sales activities, compared with $249 million a year ago. Our additions to the repurchase liability in the quarter ended March 31, 2012, predominately reflect updated probable loss forecasts for the 2006 through 2008 vintages to incorporate trends in repurchase activity including an increase in probable future GSE demands partially offset by an improved success appeals rate, an increase in future demands for mortgage insurance rescissions, and an increase in projected loss severity due to a higher than anticipated proportion of foreclosed, liquidated or distressed properties.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stephanie J. Ciboroski

May 1, 2012

Questions concerning the information set forth in this letter may be directed to me at (415) 222-3119.

Very truly yours,

/s/ RICHARD D. LEVY
Richard D. Levy
Executive Vice President and Controller
(Principal Accounting Officer)

cc:	John G. Stumpf, Chairman, President and Chief Executive Officer
Timothy J. Sloan, Senior Executive Vice President and Chief Financial Officer